EXHIBIT 99.1

Atlas south sea pearl

ABN 32 009 220 053

28th February 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: PRELIMINARY FINAL RESULTS

The unaudited preliminary final results for the year ending 31st December 2006 are attached.

The company achieved revenue of $13,022,633 for the full year which is an increase of 32% on the previous year's income result. These results show an after tax profit for the group of $2,935,681 which represents an increase of 43% from last year. The company's balance sheet and cash flow remain strong with no external borrowings in place.

Hatchery operations and growout of juvenile oysters has expanded in North Bali and total seedings at all sites have increased to 380,000 in 2006. Research and development which commenced in late 2004 with James Cook University has progressed well in the past two years.

The company's final dividend for 2006 of two (2) cents per share was announced and paid in December 2006 which took the full dividends paid in the 2006 financial year to three and a half (3.5) cents per share, fully franked.

The company anticipates a strong year in 2007 with further expansion of its operations. We expect to be able to deliver a higher dividend payment in 2007 than was paid in 2006.

Yours sincerely

Joseph Taylor

JOSEPH TAYLOR
Managing Director

CRP03 Preliminary Final Results 2006 Feb2807.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL atlas@atlassouthseapearl.com.au

Atlas south sea pearl

ATLAS SOUTH SEA PEARL LIMITED
ABN 32 009 220 053

Appendix 4E – Preliminary Final Report
For the Year Ended 31 December 2006

Table of Contents

Results for announcement to the market

Consolidated Financial Results	Compared to actual for previous year ended 31 December 2005		Year Ended 31 December 2006
Total revenue from ordinary activities	Up	31%	12,591,291
Profit from ordinary activities after tax attributable to members	Up	42%	2,935,681
Net Profit attributable to members	Up	42%	2,935,681
Dividends	**Amount per security**		**Franked Amount per security**
Dividend per ordinary share in respect of 31 December 2006 financial year	**3.5 cents**		**3.5 cents**
26 June 2006	1.5 cents		1.5 cents
8 December 2006	2.0 cents		2.0 cents

The company's dividend reinvestment plan was not activated for the payment of the dividend.

Brief Explanation

Refer to the section headed "**Commentary on the Results**" for a brief explanation of the results.

Income Statement

For the year ended 31 December 2006

	Note	CONSOLIDATED 2006 $	2005 $
Revenue	2	12,591,291	9,648,366
Other income	2	431,342	199,493
Total revenue		**13,022,633**	**9,847,859**
Cost of goods sold		(5,019,759)	(4,275,378)
Marketing expenses		(1,287,345)	(870,543)
Administration expenses		(2,387,656)	(1,730,268)
Other expenses	3	(158,918)	(615,544)
Total expenses		**(8,853,678)**	**(7,491,733)**
Profit/(Loss) before related income tax expense		**4,168,955**	**2,356,126**
Income tax (expense)/benefit		(1,233,274)	(295,539)
Profit/(Loss) after income tax attributable to members of the parent entity		**2,935,681**	**2,060,587**
Overall operations			
Basic earnings per share **(cents)**	4	3.29	2.35
Diluted earnings per share **(cents)**	4	3.30	2.35

The accompanying notes form part of these financial statements.

Balance Sheet

As at 31 December 2006

	Note	CONSOLIDATED 2006 $	2005 $
Current assets			
Cash and cash equivalents		2,631,979	1,475,480
Trade and other receivables		2,923,299	4,301,651
Financial assets		3,037,797	5,631,149
Inventories		1,734,412	1,262,890
Biological assets		3,866,868	4,176,109
Total current assets		14,194,355	16,847,279
Non-current assets			
Inventories		85,345	114,630
Biological assets		5,572,596	5,175,725
Property, plant and equipment		2,586,022	2,123,684
Deferred Tax Assets		286,934	249,050
Total non-current assets		8,530,897	7,663,089
Total assets		22,725,252	24,510,368
Current liabilities			
Trade and other payables		343,630	682,975
Borrowings	5	-	79,428
Financial instruments		3,030,968	5,675,533
Current tax liabilities		680,655	203,120
Short term provisions		249,858	66,611
Total current liabilities		4,305,111	6,707,667
Non-current liabilities			
Deferred tax liabilities		2,010	4,132
Long term provisions		48,654	164,928
Total non-current liabilities		50,664	169,060
Total liabilities		4,355,775	6,876,727
Net assets		18,369,477	17,633,641
Equity			
Issued capital	6	19,260,762	18,849,092
Reserves	7	(4,018,044)	(4,559,049)
Retained profits		3,126,759	3,343,598
Total equity		18,369,477	17,633,641

The accompanying notes form part of these financial statements.

Statement of Changes in Equity
For the year ended 31 December 2005

	CONSOLIDATED	
	2006 $	2006 $
Total equity at the beginning of the year	17,633,641	16,029,949
Adjustment on Adoption of AASB 132 and AASB 139, net of tax:		
Retained Profits	-	289,911
Reserves	-	-
Dividend Payment	(3,152,786)	(878,103)
New Shares Issued	812,000	-
Shares forfeited	(188,500)	-
Shares acquired	(211,830)	-
Equity instruments issued to employees	10,451	-
Exchange differences on translation of foreign operations	530,820	118,528
Net income recognised directly in equity	(2,199,845)	(469,666)
Prior year expenses brought to account in current period	-	12,770
Profit/(Loss) for the year	2,935,681	2,060,587
Total equity at the end of the year	18,369,477	17,633,641

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement

For the year ended 31 December 2006

	Consolidated	
	2006 $	2005 $
Cash flows from operating activities		
Proceeds from pearl sales	13,953,810	7,206,358
Proceeds from other operating activities	659,792	78,800
Interest paid	(3,585)	(4,032)
Interest received	110,992	88,732
Payments to suppliers	(8,328,674)	(7,141,567)
Income tax received/(paid)	(902,828)	(368,980)
Net cash provided by/(used in) operating activities	5,489,507	(140,691)
Cash flows from investing activities		
Payments for property, plant and equipment	(900,416)	(832,582)
Proceeds on disposal of fixed assets	4,109	78,994
Payment for Research & Development	(50,000)	(50,000)
Net cash provided by/(used in) investing activities	(946,307)	(803,588)
Cash flows from financing activities		
Proceeds from Borrowings	-	99,285
Proceeds from issue of shares	623,500	-
Loan of funds to employees	(548,250)	-
Buyback of shares	(211,831)	-
Repayment of Borrowings	(79,428)	(19,857)
Dividend Payment	(3,152,786)	(878,103)
Net cash provided by/(used in) financing activities	(3,368,795)	(798,675)
Net increase/(decrease) in cash held	1,174405	(1,742,451)
Cash at the beginning of the financial year	1,475,480	3,208,996
Effects of exchange rate changes on the balances of cash held in foreign currencies	(17,906)	9,438
Cash and term deposits at the end of the financial year	2,631,979	1,475,480

The above cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities, and Atlas South Sea Pearl Ltd as an individual parent entity. Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas South Sea Pearl Ltd and its controlled entities comply with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

b) Revenue recognition

(a) Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income is recognised as it accrues.

(c) Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

c) Other accounting policies

A full description of other accounting policies was included in the financial report for the half year ended 30 June 2006 and will also be included in the 2006 annual report.

Notes to the Financial Statements (continued)

2. Revenue

	Consolidated	
	2006	2005
	$	$
Revenue from operating activities		
Sales revenue	12,591,291	9,648,366
Interest received – other parties	99,423	101,618
Net foreign exchange gain/(loss) from operating activities	322,579	296,750
Other revenues	9,340	42,963
	13,022,633	10,089,697
Revenue from outside operating activities		
Property rental	-	48,073
	-	48,073
Total revenue	13,022,633	10,137,770

3. Expenses

Finance Costs		
Interest paid - other corporations	3,585	1,399
Administration expenses from ordinary activities		
Operating lease rental costs	77,332	39,915
Movements in provisions		
Depreciation property, plant and equipment	61,684	35,302
Research & Development	50,000	87,500
	189,016	162,717
Other expenses from ordinary activities		
Movements in provisions		
Provision for employee entitlements	132,434	34,214
Loss/(profit) on disposal of fixed assets	(4,109)	6,116
	128,325	40,330

Notes to the Financial Statements (continued)

4. Earnings per Share

	Consolidated	
	2006	2005
	CENTS	CENTS
Basic earnings per share (cents per share)	3.28	2.35
Diluted earnings per share (cents per share)	3.30	2.35

	Consolidated	
	2006	2005
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	2,935,680	2,060,587
After tax effect of dilutive securities	-	-
Diluted earnings	2,935,680	2,060,587

The Number of shares used in the EPS calculations are as follows:	No.	No.
Weighted average number of ordinary shares	89,333,280	87,810,254
Diluted weighted average number of ordinary shares	88,902,004	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

5. Borrowings

	Consolidated	
	2006	2005
	$	$
CURRENT		
Unsecured Loan	-	79,428

Notes to the Financial Statements (continued)

6. Contributed Equity

	Consolidated	
	2006	2005
	$	$
Fully paid Ordinary Shares	19,260,762	18,849,092

Reconciliation of Contributed Equity (2006)

	No.	$
Ordinary Shares :		
At the beginning of the financial year	87,810,254	18,849,092
Shares issued	2,800,000	812,000
Shares Forfeited	(650,000)	(188,500)
Shares acquired	(626,974)	(211,830)
At the end of the financial year	89,333,280	19,260,762

7. Reserves

	Consolidated	
	2006	2005
	$	$
Foreign Currency Translation Reserve	4,028,495	4,559,050
Employee Share Reserve	(10,451)	-
	4,018,044	4,559,050

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting.

The employee share reserve records the value of equity based remuneration to executives of the company.

Commentary on the Results

1. **Year in Perspective**
   The 2006 financial year has seen Atlas South Sea Pearl Limited post an after tax profit of $2.88m. Production of pearls increased during 2006 compared to the prior year and pearl sales remained strong. The adoption of a number of key strategic initiatives in 2004 and 2005 has placed the company in a strong position moving forward. These measures included:
   - The diversification of production over a number of geographic centres;
   - The specialisation of key activities at specific sites to reduce unit cost of production;
   - The implementation of improved breeding and pearl growing techniques which has produced an improvement in pearl quality;
   - The development of a marketing team to increase return on investment in pearl production and pearl based by-products.

   Revenue from the sale of pearls has increased by 31% as a result of selling a larger quantity of pearls.

   The Company's balance sheet and cash flow are strong. The Company paid two fully franked dividends of 1.5 and 2.0 cent per share in June and December 2006 respectively.

2. **Production activities**
   Management and the Board remain focused on ensuring that each farm site is dedicated to the specific tasks that it is best suited.

   The Alyui Bay farm in West Papua continues to be the primary pearl production centre and it seeded a total of 319,000 oysters during the year. Due to the increase in the number of juvenile oysters available for seeding, the Bali site operated an additional 61,000 oysters. The majority of these are being held at a site dedicated to pearl production on the east coast of Bali.

   Hatchery production and grow-out at Penyabangan, North Bali achieved well above target in relation to the number of juvenile oysters produced and the survival rate was good. Additional sea leases have been obtained to manage the increase in oyster numbers.

3. **Diversification**
   The new locations of Karang Asem and Nusa Lembongan on the east coast of Bali have experienced some delays in full development due to resource and operational approvals being delayed. However, they continue to provide an important alternative for expansion in the future.

   The company continued to diversify its activities with more resources dedicated to the value adding ativities of jewellery manufacturing and retailing. The company now operates three retail centres in Bali which have attracted a growing tourism based clientele.

4. **Production techniques**
   Harvests during 2006 saw higher numbers of pearls produced compared to 2005, a factor which is reflected in the Company's financial results. The consistency of pearl colour during 2006 was exceptional with 99% of the pearls harvested being in the white to silver colour range. The result demonstrated the effectiveness of the Company's selective breeding program.

   The research and development programme which commenced late in 2004 with James Cook University has progressed well with all the major milestones achieved during 2005 and 2006. The first groups of oysters from this program have now been seeded and will yield pearls for analysis in 2007/08. The technique for DNA pedigree assignment of the

offspring created for this programme has been proven and we look forward to further development.

5. Marketing

The Company continues to be represented by the pearl marketing and trading company Pearlautore International (PAI). In an increasingly competitive market, the performance of PAI was excellent.

The development of the Company's internal marketing continued during 2006. Specialist retail and jewellery production staff have been employed and resources have been allocated to further brand development.

The market remains firm for MOP and the company is continuing to seek more markets for the seafood that is produced from the harvesting process.

6. Share Buyback

The company has undertaken a share buyback during 2006 and this is ongoing. As at 31 December 2006, 626,974 shares had been acquired by the company for a total consideration of $211,831. The company intends to acquire up to an additional 3,603,761 shares in addition to the amount that was purchased in 2006.

Other Information

Net tangible Assets backing per share

	Consolidated	
	2006	2005
	$	$
Net assets	18,369,478	17,520,553
Less intangible assets	-	-
Net tangible assets	18,369,478	17,520,553
Number of shares outstanding	89,333,280	87,810,254
Net tangible assets per share	$0.21	$0.20

Acquired or Disposed to Controlled entities

There were no acquisition or disposal of controlled entities during the financial year ended 31 December 2006.

Associates and Joint Ventures

There are no associates or joint venture entities that the company is associated or related to.

Compliance Statement

This report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX. It is lodged with the ASX under Listing Rule 4.3A.

This report and the financial statements upon which the report is based use the same accounting policies. This report gives a true and fair view of the matters disclosed.

The accounts are in the process of being audited. No qualifications are anticipated from the auditor. The audit report by the auditor will be included in the Atlas South Sea Pearl Limited Annual Report for 31 December 2006.